Exhibit 99.1

 Opening doors to the future®

Press Release

DENVER, CO – February 5, 2025   Contact: Trent Trujillo
                                                                                Email: ttrujillo@udr.com

UDR ANNOUNCES FOURTH QUARTER AND FULL-YEAR 2024 RESULTS, ESTABLISHES 2025 GUIDANCE RANGES, AND INCREASES DIVIDEND

UDR, Inc. (the "Company") (NYSE: UDR), announced today its fourth quarter and full-year 2024 results, and has posted a related Investor Presentation to its website at ir.udr.com. Net Income, Funds from Operations ("FFO"), FFO as Adjusted ("FFOA"), and Adjusted FFO ("AFFO") per diluted share for the quarter and full-year ended December 31, 2024 are detailed below.

	Quarter Ended December 31				
Metric	**4Q 2024 Actual**	**4Q 2024 Guidance**	**4Q 2023 Actual**	**$ Change vs. Prior Year Period**	**% Change vs. Prior Year Period**
Net Income per diluted share	$(0.02)	$0.10 to $0.12	$0.10	$(0.12)	(120)%
FFO per diluted share	$0.48	$0.61 to $0.63	$0.61	$(0.13)	(21)%
FFOA per diluted share	$0.63	$0.62 to $0.64	$0.63	$0.00	0%
AFFO per diluted share	$0.54	$0.56 to $0.58	$0.54	$0.00	0%

	Full-Year ("FY") Ended December 31				
Metric	**FY 2024 Actual**	**FY 2024 Guidance**	**FY 2023 Actual**	**$ Change vs. Prior Year Period**	**% Change vs. Prior Year Period**
Net Income per diluted share	$0.26	$0.38 to $0.40	$1.34	$(1.08)	(81)%
FFO per diluted share	$2.29	$2.42 to $2.44	$2.45	$(0.16)	(7)%
FFOA per diluted share	$2.48	$2.47 to $2.49	$2.47	$0.01	1%
AFFO per diluted share	$2.19	$2.21 to $2.23	$2.21	$(0.02)	(1)%

- Same-Store ("SS") results for the fourth quarter 2024 versus the fourth quarter 2023, the fourth quarter 2024 versus the third quarter 2024, and full-year 2024 versus full-year 2023 are summarized below.

SS Growth / (Decline)	Year-Over-Year ("YOY"): 4Q 2024 vs. 4Q 2023	Sequential: 4Q 2024 vs. 3Q 2024	Full-Year: 2024 vs. 2023
Revenue	2.5%	0.6%	2.3%
Expense	3.4%	(1.9)%	4.3%
Net Operating Income ("NOI")	2.1%	1.8%	1.5%

- As previously announced, during the fourth quarter the Company,

  o Received a $38.5 million paydown on the Company's preferred equity investment in Upton Place, a recently developed 689-home apartment community in Metropolitan Washington, D.C.

  o Recorded a non-cash loan reserve of $37.3 million, or approximately $0.10 per diluted share, related to its joint venture loan investment in 1300 Fairmount, a 478-home apartment community in Philadelphia, PA. Based on property-level fourth quarter 2024 results and the developer's projected 2025 financial forecast, the Company did not record any income from its investment in 1300 Fairmount for the fourth quarter of 2024 and expects to record approximately $8.0 million less income from this investment in 2025 as compared to 2024, which equates to an approximate negative $0.02 per diluted share impact to 2025 Net Income, FFO, and FFOA.

  o Published its sixth annual ESG report.

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- Subsequent to quarter-end, the Company completed the sales of Leonard Pointe, a 188-home apartment community in New York, for gross proceeds of $127.5 million and One William, a 185-home apartment community in New Jersey, for gross proceeds of $84.0 million.

"2024 was another solid year, with FFOA per share growth that exceeded our original guidance expectations despite historically high levels of new supply completions," said Tom Toomey, UDR's Chairman and CEO. "As we look ahead, we see easing supply pressures, a resilient labor market, and relative affordability of apartments that remains attractive versus other forms of housing, collectively creating a fundamental backdrop for improved Same-Store NOI growth. We will continue to drive value from our strong operating and capital markets acumen, which reinforces UDR as a full-cycle investment."

Outlook[1]

As shown in the table below, the Company has established the following guidance ranges for the first quarter and full-year 2025.

	1Q 2025 Outlook	4Q 2024 Actual	Full-Year 2025 Outlook	Full-Year 2025 Midpoint	Full-Year 2024 Actual
Net Income per diluted share	$0.24 to $0.26	$(0.02)	$0.56 to $0.66	$0.61	$0.26
FFO per diluted share	$0.60 to $0.62	$0.48	$2.45 to $2.55	$2.50	$2.29
FFOA per diluted share	$0.60 to $0.62	$0.63	$2.45 to $2.55	$2.50	$2.48
YOY Growth:					
SS Revenue	N/A	2.5%	1.25% to 3.25%	2.25%	2.3%
SS Expense	N/A	3.4%	2.75% to 4.25%	3.50%	4.3%
SS NOI	N/A	2.1%	0.50% to 3.00%	1.75%	1.5%

[1] Additional assumptions for the Company's first quarter and full-year 2025 outlook can be found on Attachment 13 of the Company's related quarterly Supplemental Financial Information ("Supplement"). A reconciliation of GAAP Net Income per diluted share to FFO per diluted share and FFOA per diluted share can be found on Attachment 14(D) of the Company's related quarterly Supplement. Non-GAAP financial measures and other terms, as used in this earnings release, are defined and further explained on Attachments 14(A) through 14(D), "Definitions and Reconciliations," of the Company's related quarterly Supplement.

Operating Results

In the fourth quarter, total revenue increased by $9.5 million YOY, or 2.3 percent, to $422.7 million. This increase was primarily attributable to growth in revenue from Same-Store communities, prior year acquisitions, and completed developments.

"Same-Store revenue, expense, and NOI growth in the fourth quarter was better than expected, which drove full-year 2024 Same-Store NOI growth above the high-end of our previous guidance range," said Mike Lacy, UDR's Chief Operating Officer. "We begin 2025 in a position of strength with Same-Store occupancy above 97 percent, resident retention that continues to exceed our expectations, renewal rate growth in the mid-4 percent range, and continued innovation leading to mid-to-high single digit growth from our various other income initiatives."

In the tables below, the Company has presented YOY, sequential, and full-year Same-Store results by region.

Summary of Same-Store Results in the Fourth Quarter 2024 versus the Fourth Quarter 2023

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YOY Change in Occupancy
West	3.1%	5.9%	2.2%	30.5%	96.9%	0.3%
Mid-Atlantic	4.5%	3.1%	5.1%	20.9%	97.1%	(0.1)%
Northeast	3.2%	3.9%	2.9%	17.3%	96.7%	(0.4)%
Southeast	0.5%	3.9%	(1.1)%	13.6%	96.9%	0.0%
Southwest	0.0%	0.9%	(0.5)%	10.8%	96.7%	0.1%
Other Markets	0.7%	(1.0)%	1.5%	6.9%	96.5%	(0.2)%
Total	**2.5%**	**3.4%**	**2.1%**	**100.0%**	**96.8%**	**0.0%**

[1] Based on 4Q 2024 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results in the Fourth Quarter 2024 versus the Third Quarter 2024

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	Sequential Change in Occupancy
West	0.5%	0.5%	0.5%	30.5%	96.9%	0.6%
Mid-Atlantic	1.4%	(4.4)%	4.1%	20.9%	97.1%	0.7%
Northeast	0.4%	(4.3)%	3.0%	17.3%	96.7%	0.3%
Southeast	0.7%	(0.2)%	1.1%	13.6%	96.9%	1.0%
Southwest	0.1%	1.5%	(0.8)%	10.8%	96.7%	0.3%
Other Markets	(0.2)%	(6.6)%	2.6%	6.9%	96.5%	(0.1)%
Total	**0.6%**	**(1.9)%**	**1.8%**	**100.0%**	**96.8%**	**0.5%**

[1] Based on 4Q 2024 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for the quarter.

Summary of Same-Store Results for Full-Year 2024 versus Full-Year 2023

Region	Revenue Growth / (Decline)	Expense Growth / (Decline)	NOI Growth / (Decline)	% of Same-Store Portfolio[1]	Physical Occupancy[2]	YTD YOY Change in Occupancy
West	2.7%	4.8%	2.0%	31.7%	96.7%	0.2%
Mid-Atlantic	3.8%	4.5%	3.4%	21.2%	97.0%	0.1%
Northeast	3.4%	5.8%	2.2%	17.7%	96.9%	0.0%
Southeast	0.6%	2.2%	(0.1)%	14.2%	96.6%	0.2%
Southwest	(0.7)%	2.5%	(2.5)%	8.8%	96.5%	(0.2)%
Other Markets	1.2%	5.0%	(0.2)%	6.4%	96.8%	0.0%
Total	**2.3%**	**4.3%**	**1.5%**	**100.0%**	**96.8%**	**0.1%**

[1] Based on full-year 2024 Same-Store NOI. For definitions of terms, please refer to the "Definitions and Reconciliations" section of the Company's related quarterly Supplement.

[2] Weighted average Same-Store physical occupancy for full-year 2024.

Transactional Activity

Subsequent to quarter-end, the Company completed the sales of Leonard Pointe, a 188-home apartment community in New York, for gross proceeds of $127.5 million, or $680,000 per apartment home, and One William, a 185-home apartment community in New Jersey, for gross proceeds of $84.0 million, or $455,000 per apartment home.

Debt and Preferred Equity Program Activity

At the end of the fourth quarter, the Company had fully funded its $529.2 million of commitments under its Debt and Preferred Equity Program, with approximately 50 percent of this amount being in stabilized developments and recapitalizations. In total, the Company's Debt and Preferred Equity investments carry a contractual weighted average 9.9 percent rate of return and have a weighted average remaining term of 2.4 years.

As previously announced, during the quarter the Company,

- Received a $38.5 million paydown on the Company's preferred equity investment in Upton Place, a recently developed 689-home apartment community in Metropolitan Washington, D.C., in connection with the sponsor refinancing the joint venture's senior construction loan. The paydown represents approximately 55 percent of the Company's preferred equity investment in the joint venture. The Company chose to maintain its remaining investment balance of approximately $30.5 million in Upton Place as part of a recapitalization.

- Recorded a non-cash loan reserve of $37.3 million, or approximately $0.10 per diluted share, related to its joint venture loan investment in 1300 Fairmount, a 478-home apartment community in Philadelphia, PA. Based on property-level fourth quarter 2024 results and the developer's projected 2025 financial forecast, the Company did not record any income from its investment in 1300 Fairmount for the fourth quarter of 2024 and expects to record approximately $8.0 million less income from this investment in 2025 as compared to 2024, which equates to an approximate negative $0.02 per diluted share impact to 2025 Net Income, FFO, and FFOA.

Capital Markets and Balance Sheet Activity

The Company's total indebtedness as of December 31, 2024 was $5.8 billion with only $535.0 million, or 9.7 percent of total consolidated debt, maturing through 2026, including principal amortization and excluding amounts on the Company's commercial paper program and working capital credit facility. As of December 31, 2024, the Company had approximately $1.1 billion in liquidity through a combination of cash and undrawn capacity on its credit facilities. Please see Attachment 13 of the Company's related quarterly Supplement for additional details regarding investment guidance.

In the table below, the Company has presented select balance sheet metrics for the quarter ended December 31, 2024 and the comparable prior year period.

Balance Sheet Metric	Quarter Ended December 31		
	4Q 2024	4Q 2023	Change
Weighted Average Interest Rate	3.38%	3.40%	(0.02)%
Weighted Average Years to Maturity[1]	5.2	5.6	(0.4)
Consolidated Fixed Charge Coverage Ratio	5.0x	5.0x	0.0x
Consolidated Debt as a percentage of Total Assets	32.7%	32.9%	(0.2)%
Consolidated Net Debt-to-EBITDAre[2]	5.5x	5.6x	(0.1)x

(1) If the Company's commercial paper balance was refinanced using its line of credit, the weighted average years to maturity would have been 5.4 years with extensions or 5.3 years without extensions for 4Q 2024 and 5.8 years both with and without extensions for 4Q 2023.

(2) Defined as EBITDAre - adjusted for non-recurring items. A reconciliation of GAAP Net Income per share to EBITDAre - adjusted for non-recurring items and GAAP Total Debt to Net Debt can be found on Attachment 4(C) of the Company's related quarterly Supplement.

Executive Leadership
As previously announced, subsequent to quarter-end the Company,

- Promoted Mike Lacy to Chief Operating Officer after having served the Company as Senior Vice President – Operations since 2019.

- Appointed Joe Fisher to Chief Investment Officer ("CIO") in addition to his responsibilities as President and Chief Financial Officer ("CFO"). In this role, Mr. Fisher has taken on the additional responsibilities of overseeing the Company's investment and development functions.

- Announced it will initiate an executive search process to recruit a new CFO. Upon the successful hire of a new CFO, Mr. Fisher will relinquish his responsibilities in that capacity and retain the roles of President and CIO.

Corporate Responsibility
During the quarter, the Company published its sixth annual ESG report, which detailed UDR's ongoing commitment to engaging in socially responsible ESG activities to contribute to a lower-carbon future.

Dividend
As previously announced, the Company's Board of Directors declared a regular quarterly dividend on its common stock for the fourth quarter 2024 in the amount of $0.425 per share. The dividend was paid in cash on January 31, 2025 to UDR common shareholders of record as of January 9, 2025. The fourth quarter 2024 dividend represented the 209th consecutive quarterly dividend paid by the Company on its common stock.

In conjunction with this release, the Company's Board of Directors has announced a 2025 annualized dividend per share of $1.72, representing a 1.2 percent increase over the 2024 annualized dividend per share.

Supplemental Financial Information
The Company offers Supplemental Financial Information that provides details on the financial position and operating results of the Company which, along with the related Investor Presentation, is available on the Investor Relations section of the Company's website at ir.udr.com.

Conference Call and Webcast Information
UDR will host a webcast and conference call at 12:00 p.m. Eastern Time on February 6, 2025, to discuss fourth quarter and full-year 2024 results as well as high-level views for 2025. In connection with the conference call, the Company is also providing a related Investor Presentation. The webcast and related Investor Presentation will be available on the Investor Relations section of the Company's website at ir.udr.com. To listen to a live broadcast, access the site at least 15 minutes prior to the scheduled start time in order to register, download and install any necessary audio software. To participate in the teleconference dial 877-423-9813 for domestic and 201-689-8573 for international. A passcode is not necessary.

Given a high volume of conference calls occurring during this time of year, delays are anticipated when connecting to the live call. As a result, stakeholders and interested parties are encouraged to utilize the Company's webcast link for its earnings results discussion.

A replay of the conference call will be available through February 16, 2025, by dialing 844-512-2921 for domestic and 412-317-6671 for international and entering the confirmation number, 13751154, when prompted for the passcode. A replay of the call will also be available on the Investor Relations section of the Company's website at ir.udr.com.

Full Text of the Earnings Report, Supplemental Data, and Investor Presentation
The full text of the earnings report, related quarterly Supplement, and related Investor Presentation will be available on the Investor Relations section of the Company's website at ir.udr.com.

Forward-Looking Statements

Certain statements made in this press release may constitute "forward-looking statements." Words such as "expects," "intends," "believes," "anticipates," "plans," "likely," "will," "seeks," "outlook," "guidance," "estimates" and variations of such words and similar expressions are intended to identify such forward-looking statements. Forward-looking statements, by their nature, involve estimates, projections, goals, forecasts and assumptions and are subject to risks and uncertainties that could cause actual results or outcomes to differ materially from those expressed in a forward-looking statement, due to a number of factors, which include, but are not limited to, general market and economic conditions, unfavorable changes in the apartment market and economic conditions that could adversely affect occupancy levels and rental rates, the impact of inflation/deflation on rental rates and property operating expenses, the availability of capital and the stability of the capital markets, elevated interest rates, the impact of competition and competitive pricing, acquisitions, developments and redevelopments not achieving anticipated results, delays in completing developments, redevelopments and lease-ups on schedule or at expected rent and occupancy levels, changes in job growth, home affordability and demand/supply ratio for multifamily housing, development and construction risks that may impact profitability, risks that joint ventures with third parties and Debt and Preferred Equity Program investments do not perform as expected, the failure of automation or technology to help grow net operating income, and other risk factors discussed in documents filed by the Company with the SEC from time to time, including the Company's Annual Report on Form 10-K and the Company's Quarterly Reports on Form 10-Q. Actual results may differ materially from those described in the forward-looking statements. These forward-looking statements and such risks, uncertainties and other factors speak only as of the date of this press release, and the Company expressly disclaims any obligation or undertaking to update or revise any forward-looking statement contained herein, to reflect any change in the Company's expectations with regard thereto, or any other change in events, conditions or circumstances on which any such statement is based, except to the extent otherwise required under the U.S. securities laws.

About UDR, Inc.

UDR, Inc. (NYSE: UDR), an S&P 500 company, is a leading multifamily real estate investment trust with a demonstrated performance history of delivering superior and dependable returns by successfully managing, buying, selling, developing and redeveloping attractive real estate communities in targeted U.S. markets. As of December 31, 2024, UDR owned or had an ownership position in 60,120 apartment homes. For over 52 years, UDR has delivered long-term value to shareholders, the best standard of service to Residents and the highest quality experience for Associates.